FOIA Confidential Treatment Request

GPS Services 2 Folsom Street San Francisco, CA 94105

June 29, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gap, Inc.

Form 10-K for Fiscal Year Ended January 28, 2012

Filed March 26, 2012

File No. 001-07562

Dear Ms. Jenkins,

Thank you for your letter dated June 1, 2012 regarding our Annual Report on Form 10-K filed on March 26, 2012 for the fiscal year ended January 28, 2012, and our Current Report on Form 8-K filed on May 17, 2012. On behalf of The Gap, Inc. (the “Company”, “we”, “us”, and “our”), please find herein our response to each of the comments discussed in your letter.

The Company has submitted a request for confidential treatment under Rule 83 simultaneously with this letter. The redacted portions have been marked with the text “Confidential Treatment Requested by The Gap, Inc.” and an identifying number. In addition, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company requests that all supplemental materials provided to the staff be returned to the Company upon completion of the staff’s review.

For your convenience, the comments included in the letter have been repeated in bold and our response follows each comment.

Form 10-K for Fiscal Year Ended January 28, 2012

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

Results of Operations, page 20

1.	Please provide us with disclosure that will, and confirm in future Exchange Act filings you will revise to, describe and quantify variances between periods in expense items (e.g. costs of goods sold, occupancy expenses, operating expenses, etc.) by segment. Such information will provide an investor with a better understanding of the drivers of results for each segment.

Our Response

In the preparation of our Results of Operations included in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of our Form 10-K, we review our Stores and Direct segment expense items and operating results, and in the event that there are any unusual or infrequent events or transactions that would materially alter a trend in our consolidated results or individually warrant discussion in cost of goods sold and occupancy expenses or operating expenses, we would include those items in our discussion within MD&A attributed to the appropriate segment. We confirm this practice will continue as applicable in future Exchange Act filings.

We considered the requirements of Item 303(a)(3)(i) of Regulation S-K, which states that registrants should:

Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.

Item 303(a) of Regulation S-K also states:

Where in the registrant’s judgment a discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.

As described in Note 15 in the Notes to Consolidated Financial Statements included in Part II, Item 8 of our Form 10-K, the Company has two reportable segments: Stores (comprised of the global store operations for our major brands—Gap, Old Navy, and Banana Republic, including our relatively small franchise and wholesale operations) and Direct (comprised of the global online sales of our major brands, accounting for approximately 80% of our Direct net sales, and the results of our newer brands, Athleta and Piperlime, which are also managed by our Direct management team). In Note 15, we provide extensive net sales information for each reportable segment, including net sales by brand for our Stores and Direct reportable segments and Direct net sales by geography in the footnotes to the net sales table. In MD&A we include

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

comparable sales results for our major North America brands, International comparable sales, and comparable sales for Gap, Inc. including and excluding the associated comparable online (Direct) sales. In the Net Sales Discussion within MD&A, we further provide information on the growth of our Direct business and its impact on our sales in North America and outside North America.

Although we presently segment our Stores and Direct results, which is different from the majority of similar retailers whose Form 10-Qs and Form 10-Ks we have reviewed, our segments are highly connected. As mentioned above, approximately 80% of our Direct net sales are generated by our major store brands. As further evidence of how inextricably linked the two reportable segments are, the product and pricing offered by both segments is generally the same, marketing spend in either segment benefits both segments, systems development often benefits both segments, and beginning in 2011, Direct orders can be shipped from our stores. Accordingly, although we presently believe the detailed net sales information currently disclosed in our Form 10-K is informative, we have concluded that further describing or quantifying expense variances by reportable segment to a greater extent than our current practice would not meaningfully enhance an investor’s understanding of our results of operations, especially when there is increasing momentum across our channels to further integrate store and online activities.

Liquidity and Capital Resources, page 25

2.	Based on your cash flows from operations in fiscal 2011, it appears you incurred debt in order to fund dividend and repurchase activity of $2.3 billion. In fiscal 2012 it appears you plan to (i) continue share repurchases of approximately $1 billion, (ii) increase dividends to approximately $250 million and (iii) incur capital expenditures of approximately $600 million. Considering these outflows exceeded your cash flow from operations in fiscal 2011, please confirm in future Exchange Act filings you will explicitly clarify instances where debt is incurred to fund such dividend and repurchase activity.

Our Response

We confirm that we will explicitly clarify instances where debt is specifically incurred to fund dividend and share repurchase activity in future Exchange Act filings.

Please also note that as mentioned in Note 4 in the Notes to Consolidated Financial Statements included in Part II, Item 8 of our Form 10-K, and as was disclosed in the April 2011 offering documents and related press release for our debt offering, the proceeds from the debt incurred in fiscal 2011 were available for general corporate purposes, including repurchases of our common stock. Additionally, it should be noted that the balance of our cash and cash equivalents as of January 28, 2012 was approximately $1.9 billion and although we have a current authorization to repurchase $1.0 billion in shares, the specific timing and whether we utilize the full authorization in fiscal 2012 depends on our view of the Company’s liquidity, capital needs, and market conditions.

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

Note 15 – Segment Information, page 69

3.	We note you have two reportable segments, Stores and Direct. We note you aggregate the results of the retail stores for Gap, Old Navy, and Banana Republic into the Stores reportable segment, while you aggregate the results of the related on-line brands, Athleta (on-line and retail stores), Piperlime and franchise and wholesale into the Direct reportable segment. Your aggregation is based on similar economic characteristics of each operating segment. Please clarify for us what you consider an operating segment and provide us with your detailed analysis of FASB ASC 280-10-55-7A through C to support your conclusion that aggregation is appropriate. In connection with your response, please provide us with your most recent reporting package provided to your Chief Operating Decision Maker.

Our Response

Gap, Inc. is a global specialty retailer offering apparel, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Piperlime, and Athleta brands. We have multiple operating segments and two reportable segments: Stores (comprised of the global store operations for our major brands – Gap, Old Navy, and Banana Republic, including our relatively small franchise and wholesale operations) and Direct (comprised of the global online sales of our major brands, accounting for approximately 80% of our Direct net sales, and the results of our newer brands, Athleta and Piperlime, which are also managed by our Direct management team). As further described below, the operating segments comprising the Stores reportable segment are aggregated based on the similarity of their businesses and economic characteristics. We report consolidated Direct segment results, which include the online sales of our major brands and our newer Athleta and Piperlime brands, based on how they are managed and how the Direct operating results are prepared for and utilized by our Chief Operating Decision Maker (“CODM”).

Identification of Operating Segments

In order to identify our operating segments, we considered the guidance in Topic 280 – Segment Reporting of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”). Per ASC 280-10-50-1:

An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

We identified our operating segments primarily based on our retail formats and internal management structure of our brands and regions. Discrete financial information is prepared for these operating segments and is regularly reviewed by our CODM. The Company’s CODM is Glenn Murphy, Chairman and Chief Executive Officer.

We have concluded that we have ten operating segments:

1.	Gap Specialty North America

2.	Gap Outlet North America

3.	Old Navy North America

4.	Banana Republic Specialty North America

5.	Banana Republic Factory Stores North America

6.	Europe

7.	Japan

8.	China

9.	Strategic Alliances (Franchise & Wholesale)

10.	Direct (includes Athleta stores, which are managed by Direct)

Please note that per the staff’s request, we have supplementally provided a copy of the most recent reporting package provided to our CODM.

The remaining discussion below on our aggregation pertains to our Stores operating segments, because we do not aggregate our Direct operating segment with our Stores operating segments, and because the brands reported within Direct are not reported separately in our CODM package and are therefore not individual operating segments as defined in ASC 280-10-50-1 above.

Aggregation of Operating Segments

Per ASC 280-10-50-11:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We first analyzed our operating segments against these criteria:

a.	The nature of products and services:

The products we sell are similar in all of our operating segments: apparel, accessories, and personal care products.

b.	The nature of the production processes:

The production processes are similar across all operating segments. We have product development, design, merchandising, and production teams for each brand and one centralized global sourcing team. Third-party vendors produce our products, and we purchase and sell finished goods merchandise. In addition, the same vendor factories may be used to manufacture products for multiple brands and operating segments.

c.	The type or class of customer:

Our end customer is similar—a fashion-conscious retail consumer shopping for apparel, accessories, and personal care products. Many of our customers shop across our brands and we encourage cross-brand shopping through our marketing and loyalty programs.

d.	The methods used to distribute their products or provide their services:

Our merchandise is distributed through retail store locations (either Company-operated or franchise stores and, to a very small degree, through a wholesale channel).

e.	If applicable, the nature of the regulatory environment:

The regulatory environment is generally similar for all operating segments, and we have one global Code of Business Conduct.

In order to assess whether our Stores operating segments share similar economic characteristics, we reviewed the implementation guidance in ASC 280-10-55-7, paragraphs A through C:

55-7A Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

55-7B Likewise, if segments generally do not have similar economic characteristics, but in the current year have similar gross margins or sales trends and it is not expected that the similar gross margins or sales trends will continue in the future, it should not be presumed that the segments should be aggregated for the current-year segment disclosures just because current economic measures are similar.

55-7C Aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.

We review gross margin history and operating margin history coupled with our broad business plans to assess the future prospects of our operating segments. We selected gross margin since it is a good measure of the cost of our products, coupled with store occupancy costs (cost of goods and occupancy are included in our gross margins), and operating margin because it is an important measure of profitability that we use to make decisions on allocating resources to our operating segments.

We reviewed the past ten years of gross margins and operating margins for each of our operating segments and calculated the ten-year averages. Because the margins can vary significantly from year to year as a result of fluctuating input costs, product mix, markdown strategies, natural disasters, and short-term economic conditions, it is more meaningful in our business to review long-term averages when assessing economic similarity rather than an individual year’s margins. The results of the analysis are included in the following table:

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

10-Year Average Margin Analysis

Operating Segments	Gross Margin	Operating Margin
Gap Specialty North America	*	*
Gap Outlet North America	*	*
Old Navy North America	*	*
Banana Republic Specialty North America	*	*
Banana Republic Factory Stores North America	*	*
Europe	*	*
Japan	*	*
China	*	*
Strategic Alliances	*	*
Direct	*	*
Total Gap Inc.	37%	11%

The results indicate a gross margin range of *% to *% and an operating margin range of *% to *% over the ten-year period.

In North America we are highly focused on improving gross margins, an opportunity we think is larger at Gap Specialty and Old Navy, and improving operating margin at Gap Specialty. Recently we have taken meaningful actions to improve their financial results long-term. For example, recent actions include the opening of a Gap Global Creative Center and Los Angeles denim design center, the recent announcement of a new Global President of Old Navy, important additions to our Old Navy and Gap design teams, and the announcement of plans to reduce underperforming stores in the Gap Specialty fleet.

The Company integrated the management of the outlet brands with their respective specialty brands in fiscal 2011 in an effort to further build upon the interrelationship between the two. As a result, the operating margins for our individual outlet businesses (Gap Outlet North America and Banana Republic Factory Stores North America) are excluded from the table above because the segments do not have ten years of operating margin history. Prior to this change, many of the operating expenses incurred by the outlet business were shared between Gap Outlet and Banana Republic Factory Stores. The historical operating margin of the combined outlet brands is higher than the specialty brands, which is primarily due to the costs leveraged from the specialty brands. For example, we do not internally allocate design or marketing costs, nor do we charge for the use of the trademarked names from which they certainly benefit. In recognition of the interdependency between the outlet brands and specialty brands, there is now one brand President leading both the specialty and outlet channels of Gap North America and Banana Republic North America, respectively.

*Confidential Treatment Requested by The Gap, Inc. CTR - 001

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

Our Europe margins are slightly lower than our North American average, but we expect that continued long-term expansion of the value channel in European countries and efforts to improve product quality and consistency will cause future margin characteristics to more closely align over time.

The historical average margins in Japan are slightly higher than our North American average, but with the introduction of Old Navy in Japan in July 2012, we expect the future margin characteristics to more closely align over time. Presently we only have Gap and Banana Republic brands in Japan.

The results for China and Strategic Alliances are not included in the table since they do not have ten years of margin history. We began to open Gap franchise stores in fiscal 2006 and Banana Republic franchise stores in fiscal 2007. Although not included because of inadequate total history, it should be noted that the average gross margin for Strategic Alliances is approximately *%. We opened our first Gap stores in China in fiscal 2010. The operating margins for both Strategic Alliances and China are impacted by significant start-up costs and do not represent expected future results for the operating segments. We ultimately expect prospects for these segments to reasonably approximate other Stores operating segments.

The margin averages for our operating segments vary. However, the accounting literature does not provide bright-line tests with regard to the quantification of similar economic characteristics. In reviewing the averages we have included in this analysis, it is important to note that the minimum and maximum for both the gross margin and operating margin can vary by more than ten percentage points within an individual operating segment over a ten-year period. For example, Gap Specialty has ranged from *% to *% in gross margin and *% to *% in operating margin over a ten-year period. The variability in the margin averages both within and between our operating segments is therefore within a normative range for economic similarity.

We also considered broader internal expectations and future plans in our analysis, including the following:

•

We require that proposed capital investments demonstrate the ability to hurdle an internal rate of return that is consistent across all of our brands, indicating that management believes the long-term prospects of the operating segments to be similar.

•

Although we do not place undue importance on any individual year, we would like to note that the forecasted comparable store sales for fiscal 2012 are within the range of *% to *% for each brand and region, demonstrating similar future sales prospects.

•

Our expansion strategy for new geographies includes a multi-channel approach of specialty stores and outlet stores (as well as an online presence), demonstrating the synergies and future growth prospects of the channels.

*Confidential Treatment Requested by The Gap, Inc. CTR - 002

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

Based on our qualitative and quantitative analysis, we concluded that all of our Stores operating segments share similar economic characteristics, and are therefore appropriate to aggregate. We presently plan to continue to include detailed net sales results by brand and geography, as presented in Note 15 to our Form 10-K, in our quarterly Form 10-Qs and quarterly earnings releases included in periodic Exchange Act reports, because we believe the net sales results are meaningful to our investors.

Form 8-K filed May 17, 2012

4.	In order to provide an investor with a better understanding of the drivers of your same store data, please provide us with, and confirm in future periodic Exchange Act reports you will disclose, same store sales excluding online sales activity.

Our Response

Beginning in fiscal 2011, the Company began reporting comparable sales including the associated comparable online sales. However, we have also provided comparable sales excluding the associated comparable online sales in each of our fiscal 2011 quarterly Form 10-Qs, our fiscal 2011 annual Form 10-K, and our Form 10-Q filed June 6, 2012 for the first quarter of fiscal 2012. It is our current intention to continue to provide comparable sales both with and without comparable online sales in our quarterly Form 10-Qs and annual Form 10-Ks.

For reference, please see the table below which provides the quarterly and annual impact of comparable online sales on the percentage change in Gap Inc. comparable sales for the last five quarters and for fiscal year 2011.

% change: increase / (decrease)
Gap Inc. Comparable Sales	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012
Including Comparable Online Sales	(3)%	(2)%	(5)%	(4)%	(4)%	4%
Excluding Comparable Online Sales	(5)%	(4)%	(7)%	(6)%	(6)%	2%

Differential	2%	2%	2%	2%	2%	2%

For the last five quarters and for fiscal year 2011, the impact of comparable online sales on the percentage change in Gap Inc. comparable sales has consistently been two percent. Considering this consistency, we do not believe that the additional disclosure of comparable sales excluding online sales in our current reports on Form 8-K would provide investors with a better understanding of the drivers of our comparable sales.

If the impact of online comparable sales were to change materially from the historical range, and if we believe early disclosure of that information is helpful to investors in understanding our business results, we will make such disclosure in future current reports. Otherwise, we plan to disclose such information on a quarterly and annual basis.

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions, or if you would like to discuss our responses further, please contact me at (415) 427-7071.

Sincerely,

/s/ Roger Chelemedos

Roger Chelemedos

Senior Vice President, Corporate Finance and Controller

cc:	Glenn Murphy, Chairman and Chief Executive Officer

Sabrina Simmons, Executive Vice President and Chief Financial Officer

Michelle Banks, Executive Vice President and General Counsel

John Scheffler, Deloitte and Touche LLP

Blaise Rhodes, Securities and Exchange Commission

Brian Bhandari, Securities and Exchange Commission